UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Adamis Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00547W208

(CUSIP Number)

April 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00547W208	13G/A	Page 2 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Perceptive Advisors LLC
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	1,350,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	1,350,000
9.	aggregate amount beneficially owned by each reporting person	1,350,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.01%
12.	type of reporting person (See Instructions)	IA

CUSIP No. 00547W208	13G/A	Page 3 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Joseph Edelman
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	1,350,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	1,350,000
9.	aggregate amount beneficially owned by each reporting person	1,350,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.01%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 00547W208	13G/A	Page 4 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Perceptive Life Sciences Master Fund, Ltd.
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Cayman Islands
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	1,284,120
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	1,284,120
9.	aggregate amount beneficially owned by each reporting person	1,284,120
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	4.77%
12.	type of reporting person (See Instructions)	CO

CUSIP No. 00547W208	13G/A	Page 5 of 8 Pages

Item 1.
(a)	Name of Issuer:	Adamis Pharmaceuticals Corporation
(b)	Address of Issuer’s Principal Executive Offices:	11682 El Camino Real, Suite 300 San Diego, California 92130

Item 2.
(a)	Name of Person Filing:

This Schedule 13G/A (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of Adamis Pharmaceuticals Corporation (the “Issuer”) which are beneficially owned by Perceptive Advisors LLC, Joseph Edelman and Perceptive Life Sciences Master Fund, Ltd. (together, the “Reporting Persons”). See Item 4 below.

(b)	Address of Principal Business Office or, if none, Residence:	51 Astor Place, 10th Floor New York, NY 10003
(c)	Citizenship:	Perceptive Advisors LLC is a Delaware limited liability company, Perceptive Life Sciences Master Fund, Ltd. is a Cayman Islands corporation and Joseph Edelman is a United States Citizen.
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	00547W208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00547W208	13G/A	Page 6 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Perceptive Advisors LLC and Joseph Edelman beneficially own 1,350,000 shares of Common Stock, 1,284,120 of which are held by Perceptive Life Sciences Master Fund Ltd, a private investment fund (the “Fund”) to which Perceptive Advisors LLC serves as the investment manager, and 65,880 of which are held in a trading account (the “Account”) to which Perceptive Advisors LLC serves as the investment manager. Mr. Edelman is the managing member of Perceptive Advisors LLC. The original 13G filed misstated the amount of shares of Common Stock held by the Fund and the Account.

(b)	Percent of class:

Perceptive Advisors LLC’s and Joseph Edelman’s beneficial ownership of 5.01%, and Perceptive Life Sciences Master Fund Ltd’s beneficial ownership of 4.77%, is based on the sum of 26,920,428 shares of Common Stock as reflected on the Issuer’s 10-K filed with the SEC on March 30, 2017 reflecting outstanding shares of 22,634,713 as of that date as well as a press release published by the Issuer on April 21, 2017 announcing a public offering of 4,285,715 shares of common stock.

(c)	Number of shares as to which the person has:		Perceptive Advisors LLC and Joseph Edelman

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,350,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,350,000

	Perceptive Life Sciences Master Fund Ltd:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,284,120
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,284,120

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Fund and the Account described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities held in its account. Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein. The Reporting Persons expressly disclaim beneficial ownership of all securities reported herein.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 00547W208	13G/A	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Perceptive Advisors LLC:

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to Joseph Edelman:

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to Perceptive Life Sciences Master Fund Ltd:

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 00547W208	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2017
Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

April 24, 2017
Date

PERCEPTIVE LIFE SCIENCES MASTER FUND LTD

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member

April 24, 2017
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)